Exhibit 99.20

Notice to ASX and LSE

Directorate Change

15 March 2018

Rio Tinto plc (the “Company”) has today been advised that Ann Godbehere, a non-executive director of the Company, is to be proposed for appointment to the board of Royal Dutch Shell plc at that company’s annual general meeting on 23 May 2018.

This announcement is made in fulfilment of the Company’s obligation under UK LR 9.6.14 R.

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404